Anthony T. Skiadas Senior Vice President and Controller	Verizon Communications Inc. 1095 Avenue of the Americas New York, New York 10036 Phone 908 559-5741 tony.skiadas@verizon.com

September 7, 2018

Mr. Terry French
Accounting Branch Chief
Division of Corporation Finance
Office of Telecommunications
U.S. Securities and Exchange Commission
Mail Stop 3720
Washington, DC 20549

Re:	Verizon Communications Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-08606

Dear Mr. French,
Verizon Communications Inc. (the “Company” or “we”) respectfully provides the following response to the comment contained in the letter (the “Comment Letter”) of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 28, 2018, relating to the above-referenced filing.
To facilitate review, we have repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

1.
Your presentation of the non-GAAP measure titled, “Consolidated EBITDA” excluding other income (expense) and equity in losses of unconsolidated businesses is inconsistent with question 103.01 of the updated Compliance, Disclosure and Interpretation guidance on non GAAP measures last updated on April 4, 2018. Please comply with this comment in future filings and in your next earnings release.

We respectfully advise the Staff that the Company will change how it calculates Consolidated EBITDA, and will adjust net income for only interest, taxes and depreciation and amortization expense, consistent with question 103.01 of the updated Compliance, Disclosure and Interpretation guidance on non-GAAP measures. The Company will also change how it calculates Consolidated Adjusted EBITDA by further adjusting Consolidated EBITDA for other

Verizon Communications Inc.                              File No. 001-08606
September 7, 2018         Page 2 of 2

income (expense) and equity in losses of unconsolidated businesses. These changes will be reflected in our future filings and earnings releases.

* * * * *
If the Staff has any questions regarding the Company’s response, you may contact me at (908) 559-5741.

Sincerely,

/s/ Anthony T. Skiadas
Anthony T. Skiadas
Senior Vice President and Controller

cc:	Mr. Matthew D. Ellis
Mr. William L. Horton, Jr.
Ms. Tracy Krause